EXHIBIT 99.1

Parnell Pharmaceuticals Holdings Ltd Files Form 25, Voluntarily Delisting Its Shares From NASDAQ

OVERLAND PARK, Kan., Dec. 19, 2016 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (NASDAQ:PARN), a fully integrated, commercial-stage pharmaceutical company focused on developing, manufacturing and marketing innovative animal health solutions (“Parnell” or the “Company”), today announced that it will file a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act, with the Securities and Exchange Commission and NASDAQ on December 21, 2016.

The NASDAQ delisting will become effective on December 31, 2016 and trading on the NASDAQ Global market will continue up until this date.  Parnell also intends to file a Form 15, Notice of Termination of Registration or Suspension of Duty to File, with the Securities and Exchange Commission to terminate its reporting obligations under the Exchange Act.

Parnell anticipates its ordinary shares to be quoted on the OTC Pink® Open Market, a centralized electronic quotation service for over-the-counter securities.  This service enables current shareholders of the Company to continue to buy and sell their shares in the Company after delisting from the NASDAQ.  More information can be found at: www.otcmarkets.com/marketplaces/otc-pink

The Company believes that there has been a continuing incongruence between the potential realizable value of the underlying assets of the Company and its share price as a NASDAQ listed company.  As at January 1, 2017 the Company would have incurred approximately US$2 million in costs associated with moving from being a Foreign Private Issuer to becoming a US Issuer, a requirement that would have come into effect had the Company remained NASDAQ listed.

The combination of a share price that, in management’s opinion is not reflective of the potential value of the Company’s underlying assets, and the substantial costs of transitioning to become a US issuer, meant that shareholders' interests are likely to be better served by moving to an alternative exchange in the OTC Pink® Open Market.  The consequent cost savings can be directed toward operational initiatives that are intended to support the previously stated guidance of becoming profitable in 2017, which is seen as an important milestone in advancing shareholder value.

While the Company's reporting obligations to the Securities and Exchange Commission will terminate when the Form 15 has been filed, the Company expects to continue to voluntarily make public its annual audited financial statements, quarterly business updates, and press releases announcing material events. As previously announced, the Company believes that should the circumstances warrant, it may potentially seek to be reinstated to the NASDAQ Global Market as a Foreign Private Issuer after June 30, 2017, via the filing of the appropriate statement under the Exchange Act, should such statement be permitted to go effective.

About Parnell

Parnell (PARN) is a fully integrated, veterinary pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary digital technologies – FETCH™ and mySYNCH®. These innovative solutions are designed to enhance the quality of life and/or performance of animals and provide a differentiated value proposition to our customers.  Parnell also has a pipeline of 7 drug products covering valuable therapeutic areas in orthopedics, dermatology, anesthesiology, nutraceuticals and metabolic disorders for companion animals as well as reproduction and mastitis for cattle.

For more information on the Company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, Parnell's expectations regarding its qualifying as a foreign private issuer in 2017, the completion, timing, acceptance and effectiveness of its filing a registration statement under the Exchange Act in the second half of 2017, the risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on March 4, 2016, along with its other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur. Investors are cautioned that forward looking statements are inherently unreliable and not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, contact:
Parnell Pharmaceuticals Holdings
Robert Joseph, 913-274-2100
info@parnell.com